UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semiannual Report Pursuant to Regulation A of the Securities Act of 1933

For the fiscal Semiannual Period ended June 30, 2024

YSMD, LLC

(Exact name of issuer as specified in its charter)

Delaware	86-2474387
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

745 5th Ave, Suite 500 New York, NY (Address of principal executive offices)	10151 (Zip Code)

510-306-4678
Issuer’s telephone number, including area code

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE CONTAINED IN THE SECTION OF THE COMPANY’S LATEST OFFERING CIRCULAR (THE “OFFERING CIRCULAR”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ENTITLED “RISK FACTORS ”, WHICH SECTION IS INCORPORATED HEREIN BY REFERENCE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion contains forward-looking statements reflecting the company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Semi-annual Report.

Overview

The Company

YSMD, LLC, a Delaware series limited liability company formed on February 2, 2022. YSMD, LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The company’s operations involve the establishment of separate Series for the holding of student housing rental properties to be acquired by the company, although the company may invest in other types of properties as set forth herein. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, unless otherwise stated in the Designation for any Series, Collab (USA) Capital LLC will manage all Underlying Assets related to the various Series including the sales of property, property rentals, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the “Underlying Asset(s)”), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses which our Managing Member has allocated to such Series as discussed under “The Company’s Business - Allocations of Expenses.”

Collab (USA) Capital LLC serves as the property manager responsible for managing each Series’ Underlying Assets (the “Property Manager”) as described in the Property Management Agreements between Collab and the respective Series. However, YSMD in its sole discretion, may engage other third-party property managers to manage a Series’ Underlying Assets.

Collab (USA) Capital LLC also serves as the managing member (the “Managing Member”) responsible for the day-to-day management of the company and each Series. Each Series may purchase the property from a third party or from an affiliate of the Managing Member, such as is the case with Series 2340 Hilgard and Series Buttonwood 19-3.

Series with Qualified Series Interests as of June 30, 2024

Series Interests in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”) as of December 8, 2022 for YSMD Series A, LLC (“Series A”).

Series	Property
Series A	Residential property located at 1742 Spruce Street, Berkeley, CA 94709

Series Interests in the Series listed below were qualified under Regulation A of the Securities Act as of August 15, 2023 for Series 2340 Hilgard LLC (“Series 2340”) and Series Buttonwood 19-3 LLC (“Series Buttonwood 19-3  ”).

Series	Property
Series 2340 Hilgard	Residential property located at 2340 Hilgard Ave, Berkeley, CA 94709
Series Buttonwood 19-3	Residential property located at 19 Buttonwood Street #3, Dorchester, MA 02125

Discussion and Analysis for the Six-months ended June 30, 2024 and June 30, 2023

Operating Results

Revenues:

Revenues are generated at the series level. As of June 30, 2024, no series has generated any revenues, and the underlying properties have not been acquired.

Expenses

Each series will be responsible for its own operating expenses, such as property management fees, property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

For Series A, we have incurred $96,011 in operating expenses for the six months ended June 30, 2024. For Series 2340 Hilgard, we have incurred $16,025 in operating expenses for the six months ended June 30, 2024. For Series Buttonwood 19-3, we have incurred $36,699 in operating expenses for the six months ended June 30, 2024.

Series A

For Series A, we have incurred $96,011 in operating expenses for six months ended June 30, 2024 as compared to $47,789 for six months ended June 30, 2023. The increase in operating expenses was primarily due to an increase in accounting and audit fee from $26,250 for six months ended June 30, 2023 to $35,750 for the six months ended June 30, 2024, an increase in agency fees from $4,249 for six months ended June 30, 2023 to $15,532 for the six months ended June 30, 2024, an increase in filing fees from $4,691 for six months ended June 30, 2023 to $18,379 for the six-months ended June 30, 2024, and an increase in legal fee from $12,500 to $25,000. The increase in operating expenses were offset by the increase in interest income of $7,783 for the six months ended June 30, 2024 compared to the same period of last year. As a result of the above, Series A had a net loss of $88,228 for the for six months ended June 30, 2024 compared to $47,789 for six months ended June 30, 2023.

Series 2340 Hilgard

For Series 2340 Hilgard, we have incurred $16,025 in operating expenses for six months ended June 30, 2024 as compared to $31,461 for six months ended June 30, 2023. The decrease in operating expenses was primarily due to the decrease of $15,000 in accounting and audit fees from $29,000 for six months ended June 30, 2023 to $14,000 for six months ended June 30, 2024. The decrease in operating expenses were also due to an increase in $1,557 interest income for the six months ended June 30, 2024 compared to the same period of last year. As a result of the above, Series 2340 Hilgard had a net loss of $14,468 for the for six months ended June 30, 2024 compared to a net loss of $31,461 for six months ended June 30, 2023.

Series Buttonwood 19-3

For Series Buttonwood19-3, we have incurred $36,699 in operating expenses for six months ended June 30, 2024 as compared to $16,461 for six months ended June 30, 2023. The increase in operating expenses was primarily due to the increase of $22,500 in accounting and audit fees from $14,000 for six months ended June 30, 2023 to $36,500 for six months ended June 30, 2024. The increase in operating expenses were offset by an increase in $1,334 interest income for the six months ended June 30, 2024 compared to the same period of last year. As a result of the above, Series Buttonwood19-3 had a net loss of $35,365 for the for six months ended June 30, 2024 compared to a net loss of $16,461 for six months ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for each offering under Regulation A. The related party accounts payable as of June 30, 2024 are as follows:

Series	Related Party Accounts Payable
Series A	$27,686
Series 2340 Hilgard	$38,250
Series Buttonwood 19-3	$44,000
Eliminated in consolidation	$(49,000)
Total	$60,936

As of June 30, 2024, each of our series has documented deferred offering costs as an asset as follows:

Series	Deferred Offering Costs
Series A	$88,303
Series 2340 Hilgard	$25,000
Series Buttonwood 19-3	$26,521
Total	$139,824

As of June 30, 2024, Series A has recorded cash of $23,696, subscriptions receivable of $185,055, and due from related party $80,662. Series A expects to complete the acquisition of their respective properties during the second quarter of 2025.

As of June 30, 2024, Series Hilgard has recorded cash of $11,710 and subscriptions receivable of $43,600, and due from related party of $9,250. YSMD Series 2340 Hilgard expects to complete the acquisition of their respective properties during the second quarter of 2025. Series Buttonwood 19-3 has recorded cash of $2,392, subscriptions receivable of $88,525, and due from related party of $219,575. YSMD Series Buttonwood 19-3 expects to complete the acquisition of their respective properties during the fourth quarter of 2025.

We intend to purchase 1742 Spruce, 2340 Hilgard and Buttonwood 19-3 with the proceeds of each of the Series A, Series 2340 Hilgard and Series Buttonwood 19-3 offering, respectively.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of June 30, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s and each Series’ ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

As of the date August 31, 2024, the company has qualified under Regulation A of the offerings of 5 Series with aggregate maximum offering amounts of $4,514,621 for Series A, $2,402,400 for Series 2340 Hilgard, $572,680 for Series Buttonwood 19-3, $867,258 for Series 33 Mine Street and $559,091 for Series Buttonwood 21-2 and such Series have raised aggregate offering proceeds of $1,301,650 for Series A, $224,995 for Series 2340 Hilgard, $251,375 for Series Buttonwood 19-3, $11,100 for Series 33 Mine Street and $5,180 for Series Buttonwood 21-2.

Recent Developments

Series 33 Mine Street and Series Buttonwood 21-2 were qualified under Regulation A of the offerings on August 21, 2024.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

Impact of the COVID-19 Coronavirus Pandemic

Following the emergence of the COVID-19 pandemic, demand for short-term rentals initially declined significantly, but was followed by a partial recovery in 2020 and a marked shift toward small cities/rural markets and destination/resort locations (mountain/lake and coastal) and away from large city/urban markets.

For more information, please see the section of the Offering Circular entitled “Impact of the COVID-19 Coronavirus Pandemic”, which is incorporated herein by reference.

Going Concern

The company’s financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from its operations. The company will require additional capital until revenue from operations is sufficient to cover its operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There is no assurance that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

As of June 30, 2024, each property had not yet been acquired by the Company.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Series Interests.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 5, Related Party Transactions, in our financial statements.

Subsequent Events

None

Item 2. Other Information

None.

Item 3. Financial Statements

TABLE OF CONTENTS

Pages
YSMD, LLC UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023	F2-F16

1742 SPRUCE STREET LLC UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023	F17-F27

2340 HILGARD AVENUE LLC UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023	F28-F39

19-21 BUTTONWOOD UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023	F40-F58

YSMD, LLC

(A Delaware Series LLC)

Unaudited Consolidated and Consolidating Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

AS OF JUNE 30, 2024

(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS
Current assets:
Cash	$-	$23,696	$11,710	$2,392	$-	$37,798
Subscriptions receivable	-	185,055	43,600	88,525	-	317,180
Interest receivable	-	7,768	1,554	1,332	-	10,654
Due from related party	-	80,662	9,250	219,575	(49,000)	260,487
Loans to related party	-	350,000	70,000	60,000	-	480,000
Deferred offering costs	-	88,303	25,000	26,521	-	139,824
Total current assets	-	735,484	161,114	398,345	(49,000)	1,245,943
Investment properties:
Real estate purchase deposit	-	300,000	40,000	30,000	-	370,000
Less: accumulated depreciation	-	-	-	-	-	-
Total investment properties at cost, net	-	300,000	40,000	30,000	-	370,000
Total Assets	$-	$1,035,484	$201,114	$428,345	$(49,000)	$1,615,943

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$-	$5,863	$886	$1,449	$-	$8,198
Due to related parties	-	27,686	38,250	44,000	(49,000)	60,936
Total current liabilities	-	33,549	39,136	45,449	(49,000)	69,134
Long-term liabilities:
Mortgage payable	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-
Total liabilities	-	33,549	39,136	45,449	(49,000)	69,134

Members' equity:
Members' contributions	-	1,302,012	215,680	444,825	-	1,962,517
Accumulated deficit	-	(300,077)	(53,702)	(61,929)	-	(415,708)
Total members' equity	-	1,001,935	161,978	382,896	-	1,546,809
Total Liabilities and Members' Equity	$-	$1,035,484	$201,114	$428,345	$(49,000)	$1,615,943

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2023

(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS
Current assets:
Cash	$-	$84,341	$1,686	$1,562	$-	$87,589
Subscriptions receivable	-	712,742	157,084	117,065	-	986,891
Due from related party	-	64,587	-	61,834	(46,000)	80,421
Deferred offering costs	-	77,520	25,000	25,000	-	127,520
Total current assets	-	939,190	183,770	205,461	(46,000)	1,282,421
Investment properties:
Investment properties at cost:	-	-	-	-	-	-
Less: accumulated depreciation	-	-	-	-	-	-
Total investment properties at cost, net	-	-	-	-	-	-
Total Assets	$-	$939,190	$183,770	$205,461	$(46,000)	$1,282,421

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$-	$3,479	$700	$532	$-	$4,711
Due to related parties	-	47,778	60,247	45,246	(46,000)	107,271
Total current liabilities	-	51,257	60,947	45,778	(46,000)	111,982
Long-term liabilities:
Mortgage payable	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-
Total liabilities	-	51,257	60,947	45,778	(46,000)	111,982

Members' equity (deficit):
Members' contributions	-	1,066,797	157,100	178,854	-	1,402,751
Accumulated deficit	-	(178,864)	(34,277)	(19,171)	-	(232,312)
Total members' equity / (deficit)	-	887,933	122,823	159,683	-	1,170,439
Total Liabilities and Members' Equity / (Deficit)	$-	$939,190	$183,770	$205,461	$(46,000)	$1,282,421

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Revenue	$-	$-	$-	$-	$-

Operating expenses:
General and administrative	-	96,011	16,025	36,699	148,735
Total expenses	-	96,011	16,025	36,699	148,735
Operating loss	-	96,011	16,025	36,699	148,735
Other income (expenses)
Interest income	-	7,783	1,557	1,334	10,674
Total other income	-	7,783	1,557	1,334	10,674

Net loss	$-	$(88,228)	$(14,468)	$(35,365)	$(138,061)
Weighted average membership interests	N/A	233,822	37,400	70,308	N/A
Loss per membership interest	N/A	$0.38	$0.39	$0.50	N/A

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Revenue	$-	$-	$-	$-	$-

Operating expenses:
General and administrative	-	47,789	31,461	16,461	95,711
Total expenses	-	47,789	31,461	16,461	95,711
Net loss	$-	$(47,789)	$(31,461)	$(16,461)	$(95,711)
Weighted average membership interests	-	67,619	-	-	67,619
Loss per membership interest	$-	$(0.71)	$-	$-	$(0.71)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total- YSMD, LLC
Balance as of December 31, 2022	$-	$(17,366)	$-	$-	$(17,366)
Members' contributions	-	379,280	-	-	379,280
Distributions	-	(6,480)	-	-	(6,480)
Net loss	-	(47,789)	(31,461)	(16,461)	(95,711)
Balance as of June 30, 2023	$-	$307,645	$(31,461)	$(16,461)	$259,723
Number of membership interests	-	83,085	-	-	83,085

Balance as of December 31, 2023	$-	$887,933	$122,823	$159,683	$1,170,439
Members' contributions	-	235,215	58,580	265,971	559,766
Distributions	-	(32,985)	(4,957)	(7,393)	(45,335)
Net loss	-	(88,228)	(14,468)	(35,365)	(138,061)
Balance as of June 30, 2024	$-	$1,001,935	$161,978	$382,896	$1,546,809
Number of membership interests	-	260,402	43,136	88,965	392,503

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:
Net loss	$-	$(88,228)	$(14,468)	$(35,365)	$-	$(138,061)
Adjustments to reconcile net loss to net cash provided by (used in) operation:
Accrued interest income	-	(7,768)	(1,554)	(1,332)	-	(10,654)
Net cash used in operating activities	-	(95,996)	(16,022)	(36,697)	-	(148,715)

Cash flows from investing activities:
Real estate purchase deposit	-	(300,000)	(40,000)	(30,000)	-	(370,000)
Advances to related parties	-	(3,000)	-	-	3,000	-
Net cash used in investing activities	-	(303,000)	(40,000)	(30,000)	3,000	(370,000)

Cash flows from financing activities:
Proceeds from subscriptions	-	749,827	172,064	136,770	-	1,058,661
Distributions	-	(30,599)	(4,773)	(6,476)	-	(41,848)
Loans to related party	-	(350,000)	(70,000)	(60,000)	-	(480,000)
Net advances from related parties	-	(20,094)	(31,245)	(1,246)	(3,000)	(55,585)
Deferred offering cost charge	-	(10,783)	-	(1,521)	-	(12,304)
Net cash provided by financing activities	-	338,351	66,046	67,527	(3,000)	468,924

Net change in cash	-	(60,645)	10,024	830	-	(49,791)
Cash and cash equivalents at beginning of period	-	84,341	1,686	1,562	-	87,589
Cash and cash equivalents at end of period	$-	$23,696	$11,710	$2,392	$-	$37,798
Supplemental Disclosure of Non-Cash Financing Activities
Subscriptions due from Manager paid by due from related party under bonus share program	$-	$13,075	$-	$157,741	$-	$170,816

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Cash flows from operating activities:
Net loss	$-	$(47,789)	$(31,461)	$(16,461)	$(95,711)
Adjustments to reconcile net loss to net cash (used in) operating activities
Accounts payable	-	(36,606)	-	-	(36,606)
Net cash used in operating activities	-	(84,395)	(31,461)	(16,461)	(132,317)

Cash flows from financing activities:
Proceeds from subscriptions	-	335,830	-	-	335,830
Distributions	-	(6,480)	-	-	(6,480)
Repayments of due to related parties	-	(74,108)	-	-	(74,108)
Net advances from related parties	-	13,770	51,461	36,461	101,692
Deferred offering cost charge	-	(23,912)	(20,000)	(20,000)	(63,912)
Net cash provided by financing activities	-	245,100	31,461	16,461	293,022

Net change in cash	-	160,705	-	-	160,705
Cash and cash equivalents at beginning of period	-	-	-	-	-
Cash and cash equivalents at end of period	$-	$160,705	$-	$-	$160,705

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2024 AND 2023

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

YSMD LLC (the “Company”) is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC (“the Manager”). The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC (“Series A”) is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware. YSMD Series 2340 Hilgard LLC (“Series Hilgard”) is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC (“Series Buttonwood”) is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware.

As of June 30, 2024 and December 31, 2023, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s and each Series' planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series’ control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series’ financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Subscriptions Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members’ equity/(deficit) on the balance sheet.

For the six months ended June 30, 2024 and 2023, the Company has received $235,215 and $379,280 of fully subscribed equity subscriptions from Series A offerings, respectively. As of June 30, 2024 and December 31, 2023, the Company had $185,055 and $712,742 in subscriptions receivable for Series A, respectively.

For the six months ended June 30, 2024 and 2023, the Company has received $58,580 and $0 of fully subscribed equity subscriptions from Series Hilgard offerings, respectively. As of June 30, 2024 and December 31, 2023, the Company had $43,600 and $157,084 in subscriptions receivable for Series Hilgard, respectively.

For the six months ended June 30, 2024 and 2023, the Company has received $265,971 and $0 of fully subscribed equity subscriptions from Series Buttonwood offerings, respectively. As of June 30, 2024 and December 31, 2023, the Company had $88,525 and $117,065 in subscriptions receivable for Series Buttonwood, respectively.

Investment Properties

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

As of June 30, 2024, the Company made a total of $370,000 deposits to SEZ-US-1-2020 Irrevocable Trust for real estate purchase, of which $300,000 was from Series A, $40,000 from Series Hilgard and $30,000 from Series Buttonwood, respectively.

Real Estate Impairment

The Company and each Series review the carrying value of property and equipment for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment of real estate assets as of June 30, 2024 and December 31, 2023.

Deferred Offering Costs

The Company and each Series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.  Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of asset value, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering.  As of June 30, 2024, the Manager has incurred $139,824 in offering expenses. As of December 31, 2023, the Manager has incurred $127,520 in offering expenses which $10,000 was included in due to related parties. As each offering is ongoing as of June 30, 2024 and December 31, 2023, the deferred offering costs have not yet been charged to members’ equity/(deficit).

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2024 and December 31, 2023.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

Expense Allocations

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statement.

NOTE 3 – MEMBERS’ EQUITY / (DEFICIT)

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders.

During the six months ended June 30, 2024, members’ contributions amounted to $222,140 to the Company from Series A’s offerings by issuing 44,428 units at $5 per unit. The Company also issued 2,615 reward shares with a value of $13,075, which are purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering. During the six months ended June 30, 2024, members’ contributions amounted to $58,580 to the Company from Series Hilgard’s offerings by issuing 11,716 units at $5 per unit. During the six months ended June 30, 2024, members’ contributions totaled $108,230 to the Company from Series Buttonwood’s offerings by issuing 21,646 units at $5 per unit. The Company also issued 31,548 reward shares with a value of $157,741, which are purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering.

During the year ended December 31, 2023, members’ contributions amounted to $1,023,460 to the Company from Series A’s offerings by issuing 204,692 units at $5 per unit. The Company also issued 3,717 reward shares with a value of $18,587, which are purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering. During the year ended December 31, 2023, members’ contributions amounted to $157,100 to the Company from Series Hilgard’s offerings by issuing 31,420 units at $5 per unit. During the year ended December 31, 2023, members’ contributions totaled $117,020 to the Company from Series Buttonwood’s offerings by issuing 23,404 units at $5 per unit. The Company also issued 12,367 reward shares with a value of $61,834, which are purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering.

As of June 30, 2024, the Company had $1,302,012 of members’ contributions from Series A’s offerings with a total of 260,402 units issued, $215,680 of members’ contributions from Series Hilgard’s offerings with a total of 43,136 units issued, and $444,825 of members’ contributions from Series Buttonwood’s offerings with a total of 88,965 units issued. As of December 31, 2023, the Company had $1,066,797 of members’ contributions from Series A’s offerings with a total of 213,359 units issued, $157,100 of members’ contributions from Series Hilgard’s offerings with a total of 31,420 units issued, and $178,854 of members’ contributions from Series Buttonwood’s offerings with a total 35,771 units issued.

The debts, obligations, and liabilities of the Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company intends to enter into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company intends to enter into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Loan Receivables

On January 22, 2024, Series A loaned $350,000 to Collab (USA) Capital LLC (the “Manager” or “Collab USA”), the Company’s managing member; Series Hilgard loaned $70,000 to Collab USA and Series Buttonwood loaned $60,000 to Collab USA, respectively. These loans bear interest of 5% per annum and is due by demand. For the six months ended June 30, 2024, the Company accrued a total of $10,654 interests due from Collab USA, of which $7,768 was due to Series A, $1,554 due to Series Hilgard and $1,332 due to Series Buttonwood, respectively.

Real estate purchase deposit

As of June 30, 2024, the Company made a total of $370,000 deposits to SEZ-US-1-2020 Irrevocable Trust for advance of real estate purchase, of which $300,000 was advanced from Series A, $40,000 advanced from Series Hilgard and $30,000 advanced from Series Buttonwood, respectively.

Due from (to) Related Parties

Related party receivable from Collab USA totaled $261,891 as of June 30, 2024 and $80,421 as of December 31, 2023, respectively. The receivable was $251,237 as of June 30, 2024 and $80,421 as of December 31, 2023, respectively, from the bonus shares purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering and $10,654 as of June 30, 2024 and $0 as of December 31, 2023, respectively, from accrued interest on loans.

Related party receivable from 2340 Hilgard Avenue LLC (“2340 Hilgard”) totaled $9,250 as of June 30, 2024 and $0 as of December 31, 2023, respectively.

Related party payable totaled $60,936 as of June 30, 2024, of which $25,436 was due to Collab CA LLC (“Collab CA”), $16,500 due to 1742 Spruce Street LLC (“1742 Spruce”) and $19,000 due to 19-21 Buttonwood Street LLC (“19-21 Buttonwood”), respectively. As of June 30, 2024, Series A had advanced $24,000 to Series Hilgard and $25,000 to Series Buttonwood, which were eliminated in consolidation.

Related party payable totaled $107,271 as of December 31, 2023, which $67,021 was payable to Collab CA, $1,500 was payable to 1742 Spruce, $19,750 was payable to 2340 Hilgard and $19,000 was payable to 19-21 Buttonwood. As of December 31, 2023, Series A has advanced $23,000 to Series Hilgard and $23,000 to Series Buttonwood, which were eliminated in consolidation.

The reimbursement to the Manager for offering costs will be up to 3% of the asset value. Each of Collab USA, SEZ-US-1-2020 Irrevocable Trust. Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 5 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of June 30, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s and each Series’ ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 05, 2024, the date the consolidating and consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidating and consolidated financial statements.

1742 SPRUCE STREET LLC

Unaudited Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023

1742 Spruce Street LLC

BALANCE SHEETS

AS OF JUNE 30, 2024 (Unaudited) AND DECEMBER 31, 2023 (Audited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$36,290	$55,691
Prepaid expenses	8,948	1,450
Due from related parties	67,295	71,240
Total current assets	112,533	128,381
Real estate assets:
Appliance and equipment	11,250	9,195
Building and building improvement	4,372,000	4,372,000
Land	1,430,000	1,430,000
Accumulated depreciation	(1,012,761)	(931,480)
Total real estate assets	4,800,489	4,879,715
Total assets	$4,913,022	$5,008,096

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable	2,097	$2,497
Due to related parties	5,953	-
Interest payable	10,243	10,243
Unearned revenue	26,175	31,677
Other accrued expense	5,931	5,473
Security deposit	42,004	38,808
Total current liabilities	92,403	88,698
Long-term liabilities:
Mortgage payable	3,965,000	3,965,000
Total long-term liabilities	3,965,000	3,965,000
Total liabilities	4,057,403	4,053,698

Member's equity:
Member's capital	2,617,583	2,617,583
Accumulated deficit	(1,761,964)	(1,663,185)
Total member's equity	855,619	954,398
Total liabilities and member's equity	$4,913,022	$5,008,096

See accompanying notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Rental income	$250,007	$238,596

Operating expenses:
Property taxes	47,267	46,214
Utilities	13,247	12,386
General and administrative	11,437	10,312
Advertising and marketing	1,900	931
Repair and maintenance	8,304	8,620
Property management fees	21,933	13,027
Depreciation	81,281	81,525
Total operating expenses	185,369	173,015
Income from Operations	64,638	65,581

Other income (expense), net
Other income	3,041	1,600
Interest expense	(61,458)	(61,458)
Total other expense, net	(58,417)	(59,858)
Net income	$6,221	$5,723

See accompanying notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2022	$2,617,583	$(1,444,095)	$1,173,488
Distributions	-	(80,000)	(80,000)
Net income	-	5,723	5,723
Balance as of June 30, 2023	$2,617,583	$(1,518,372)	$1,099,211

Balance as of December 31, 2023	$2,617,583	$(1,663,185)	$954,398
Distributions	-	(105,000)	(105,000)
Net income	-	6,221	6,221
Balance as of June 30, 2024	$2,617,583	$(1,761,964)	$855,619

See notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net income	$6,221	$5,723
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	81,281	81,525
Changes in operating assets and liabilities:
Accounts receivable	-	(421)
Prepaid expenses	(7,498)	(8,581)
Accounts payable	(400)	28
Other accrued expense	458	(850)
Unearned revenue	(5,502)	13,570
Net cash provided by operating activities	74,560	90,994
Cash flows from investing activities:
Purchase of appliance and equipment	(2,055)	(750)
Security deposit	3,196	7,105
Net cash provided by investing activities	1,141	6,355
Cash flows from financing activities:
Net advances from related party	9,898	6,189
Distributions	(105,000)	(80,000)
Net cash used in financing activities	(95,102)	(73,811)
Net change in cash and cash equivalents	(19,401)	23,538
Cash and cash equivalents at beginning of period	55,691	32,083
Cash and cash equivalents at end of period	$36,290	$55,621

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$61,458	$61,458
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

1742 Spruce Street LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on February 6, 2018. The Company was formed to own 1742 Spruce Street, a 23-bedroom student housing property located in Berkeley, CA. The Company is managed by its sole and managing member, YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC formed YSMD – Series A, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2024 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2024 and 2023 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2024 and the results of its operations and its cash flows for the six-month periods ended June 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2024 and 2023 are also unaudited. The results for the six-month periods ended June 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024 and December 31, 2023, the Company had $36,290 and $55,691 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2024 and December 31, 2023, the Company had $0 in accounts receivable.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2024 and 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2024 and December 31, 2023 consists of the following:

	June 30, 2024	December 31, 2023
Appliance and equipment	$11,250	$9,195
Building	4,290,000	4,290,000
Building improvement	82,000	82,000
Land	1,430,000	1,430,000
	5,813,250	5,811,195
Accumulated depreciation	(1,012,761)	(931,480)
Total real estate assets	$4,800,489	$4,879,715

Depreciation expenses totaled $81,281 and $81,525 for the six months ended June 30, 2024 and 2023, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2018, the Company entered into a loan agreement with First Foundation Bank for $3,399,000. The debt proceeds were used solely to finance the acquisition and development of the 1742 Spruce real estate project. The term loan was collateralized by the 1742 Spruce real estate project, carried an adjustable interest rate of 4.28% per annum, and was to mature in April 2048.

On November 2, 2021, the Company refinanced the 2018 mortgage with First Foundation Bank for a new mortgage with First Foundation Bank for the principal sum of $3,965,000. The loan bears interest at a rate of 3.1% for the first five years, and then adjusts every six months thereafter to an index rate plus 2.35%. The loan requires interest-only payments for the first 36 months. The loan matures after a 30-year term in 2051. The loan is collateralized by the 1742 Spruce real estate project. As of June 30, 2024 and December 31, 2023, accrued interest payable on this loan was $10,243 and $10,243, respectively.

For the six months ended June 30, 2024 and 2023, interest expense on the loans totaled $61,458 and $61,458, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2024	$3,965,000	$-	$3,965,000
2025	3,965,000	95,396	3,869,604
2026	3,869,604	98,396	3,771,208
2027	3,771,208	101,490	3,669,718
2028	3,669,718	104,680	3,565,038
Thereafter	$3,565,038	$3,565,038	$-

NOTE 5 – RELATED PARTY

In December 2020, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 5.5 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated December 2020, with Collab CA, LLC (“Agent”), whereas consideration the Company pays property management fees of 8% of Gross Revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Management fees for the six months ended June 30, 2024 and 2023 amounted to $21,933 and $13,027, respectively. Leasing fees for the six months ended June 30, 2024 and 2023 amounted to $0 and $931, respectively.

As of June 30, 2024, related party receivables totaled from YSMD, LLC of $17,194 and Collab CA LLC of $50,101, respectively and related party payables totaled to Collab Living LLC of $4,900 and to others of $1,053, respectively.

As of December 31, 2023, related party receivables totaled from YSMD, LLC of $1,500 and Collab CA LLC of $69,740, respectively and related party payable totaled to $0.

Each of the above entities is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

The Company distributed $105,000 during the six months ended June 30, 2024 and $80,000 during the six months ended June 30, 2023 to its member. As of June 30, 2024 and December 31, 2023, the Company had $2,617,583 of contributed investment.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2024.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,761,964, has generated a minimal profit of $6,221 for the six months ended June 30, 2024, and has limited liquid assets to satisfy its obligations as they come due with cash of $36,290 against current liabilities of $92,403 as of June 30, 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts. Management plans to advance additional funds from related parties. as needed, to fund any cash flow needs.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series A, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through August 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

2340 HILGARD AVENUE LLC

Unaudited Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023

2340 Hilgard Avenue LLC

BALANCE SHEETS

AS OF JUNE 30, 2024 (Unaudited) AND DECEMBER 31, 2023 (Audited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$10,797	$20,940
Prepaid expenses	6,317	1,160
Due from related parties	97,629	113,205
Total current assets	114,743	135,305
Real estate assets:
Appliance and equipment	4,008	4,008
Building and building improvement	2,004,495	2,004,495
Land	800,000	800,000
Accumulated depreciation	(284,027)	(247,113)
Total real estate assets	2,524,476	2,561,390
Total assets	$2,639,219	$2,696,695

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$4,181	$4,598
Due to related parties	12,150	-
Interest payable	4,722	4,912
Unearned revenue	9,810	11,260
Security deposit	22,176	20,448
Current portion of mortgage payable	37,148	36,387
Total current liabilities	90,187	77,605
Long-term liabilities:
Mortgage payable	1,755,244	1,774,480
Total long-term liabilities	1,755,244	1,774,480
Total liabilities	1,845,431	1,852,085

Member's equity:
Member's capital	987,316	987,316
Accumulated deficit	(193,528)	(142,706)
Total member's equity	793,788	844,610
Total liabilities and member's equity	$2,639,219	$2,696,695

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 Hilgard Avenue LLC

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Rental income	$126,920	$116,006

Operating expenses:
Property taxes	22,901	22,385
Utilities	12,623	11,241
General and administrative	7,801	6,394
Advertising and marketing	1,100	-
Repair and maintenance	6,653	3,781
Property management fees	11,856	9,417
Depreciation	36,914	36,684
Total operating expenses	99,848	89,902
Income from Operations	27,072	26,104

Other income (expense), net
Other income	4,643	1,066
Interest expense	(28,537)	(28,824)
Total other expense, net	(23,894)	(27,758)
Net income (loss)	$3,178	$(1,654)

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 Hilgard Avenue LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2022	$987,316	$(67,999)	$919,317
Distributions	-	(42,000)	(42,000)
Net loss	-	(1,654)	(1,654)
Balance as of June 30, 2023	$987,316	$(111,653)	$875,663

Balance as of December 31, 2023	$987,316	$(142,706)	$844,610
Distributions	-	(54,000)	(54,000)
Net income	-	3,178	3,178
Balance as of June 30, 2024	$987,316	$(193,528)	$793,788

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 Hilgard Avenue LLC

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$3,178	$(1,654)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	36,914	36,684
Changes in operating assets and liabilities:
Accounts receivable	-	1,536
Prepaid expenses	(5,157)	(3,558)
Accounts payable and accrued liabilities	(417)	(194)
Interest payable	(190)	-
Unearned revenue	(1,450)	6,749
Net cash provided by operating activities	32,878	39,563

Cash flows from investing activities:
Security deposit	1,728	2,058
Net cash provided by investing activities	1,728	2,058

Cash flows from financing activities:
Net advances from (to) related party	27,726	(19,211)
Distributions	(54,000)	(42,000)
Loan principal payments	(18,475)	-
Net cash used in financing activities	(44,749)	(61,211)
Net change in cash and cash equivalents	(10,143)	(19,590)
Cash and cash equivalents at beginning of period	20,940	39,511
Cash and cash equivalents at end of period	$10,797	$19,921

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$28,537	$28,824
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 Hilgard Avenue LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

2340 Hilgard Avenue LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on June 5, 2020. The Company was formed to own 2340 Hilgard Avenue, a 12-bedroom student housing property located in Berkeley, CA. The Company is managed by its sole and managing member, YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series Hilgard, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2024 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2024 and 2023 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2024 and the results of its operations and its cash flows for the six-month periods ended June 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2024 and 2023 are also unaudited. The results for the six-month periods ended June 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024 and December 31, 2023, the Company had $10,796 and $20,940 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2024 and December 31, 2023, the Company had $0 in accounts receivable.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2024 and 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company has adopted the updated standard for the year ended December 31, 2022, which did not have an effect on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2024 and December 31, 2023 consists of the following:

	June 30, 2024	December 31, 2023
Appliance and equipment	$4,008	$4,008
Building	2,000,000	2,000,000
Building improvement	4,495	4,495
Land	800,000	800,000
	2,808,503	2,808,503
Accumulated depreciation	(284,027)	(247,113)
Total real estate assets	$2,524,476	$2,561,390

Depreciation expenses totaled $36,914 and $36,684 for the six months ended June 30, 2024 and 2023, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2020, the Company entered into a loan agreement with First Republic Bank for $1,820,000. The debt proceeds were used solely to finance the acquisition and development of the 2340 Hilgard real estate project. The term loan was collateralized by the 2340 Hilgard real estate project, guaranteed by a related party of the Company, carried an adjustable interest rate of 3.15% per annum, and was to mature in October 2030. The adjustable interest rate was the sum of the current index and the margin which sum is then rounded to the nearest 0.125%. Monthly installments of principal and interest are due until the maturity date. As of June 30, 2024 and December 31, 2023, the outstanding loan balance was $1,792,391 and $1,810,867, respectively. As of June 30, 2024 and December 31, 2023, accrued mortgage interest payable on this loan was $4,722 and $4,912, respectively.

For the six months ended June 30, 2024 and 2023, interest expense on the loans totaled $28,537 and $28,824, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2024	$1,792,392	$17,912	$1,774,480
2025	1,774,480	37,729	1,736,751
2026	1,736,751	38,951	1,697,800
2027	1,697,800	49,646	1,648,154
2028	1,648,154	79,856	1,568,298
Thereafter	$1,568,298	$1,568,298	$-

NOTE 5 – RELATED PARTY

In January 2021, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 5.5 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company. Leasing fees for the years ended December 31, 2023 and 2022 amounted to $13,686 and $0, respectively. On January 1, 2022, the Company entered into a new agreement with Collab CA, LLC to increase property management fee to 8% of the total monthly gross receipts from 5.5%, payable by the last day of the then-current month.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated December 2020, with Collab CA, LLC (“Agent”), whereas consideration the Company pays property management fees of 8% of Gross Revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Management fees for the six months ended June 30, 2024 and 2023 amounted to $11,856 and $9,417, respectively. Leasing fees for the both six months ended June 30, 2024 and 2023 amounted to $0.

As of June 30, 2024, a related party receivable totaled from Collab CA LLC of $97,629, and related party payables totaled to YSMD, LLC of $9,250 and to Collab Living LLC of 2,900, respectively. As of December 31, 2023, related party receivables totaled from YSMD, LLC of $19,750 and Collab CA LLC of $93,455.

These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2024, member contributions totaled $0 to the Company and the Company distributed $54,000 to its member. As of June 30, 2024, the Company had $987,316 of contributed investment from its sole member.

During the six months ended June 30, 2023, member contributions totaled $0 to the Company and the Company distributed $42,000 to its member. As of December 31, 2023 the Company had $987,316 of contributed investment from its sole member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2024.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $193,528, has generated a net limited income of $3,178 for the six months ended June 30, 2024, and has minimal cash of $10,797 as of June 30, 2024. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts. Management plans to advance additional funds from related parties. as needed, to fund any cash flow needs.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series Hilgard, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through August 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

19-3 Buttonwood

Carve-Out of Certain Operations of 19-21 Buttonwood (DE) LLC

Unaudited Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

BALANCE SHEETS

AS OF JUNE 30, 2024 (Unaudited) AND DECEMBER 31, 2023 (Audited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$9,752	$8,176
Prepaid expenses	149	802
Due from related parties	2,718	5,051
Total current assets	12,619	14,029
Real estate assets:
Appliance and equipment
Building and building improvement	413,700	413,700
Furniture and fixture	113	113
Land	289,270	289,270
Accumulated depreciation	(28,873)	(21,340)
Total real estate assets	674,210	681,743
Total assets	$686,829	$695,772

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$384	$382
Due to related parties	3,033	3,764
Interest payable	1,292	1,292
Unearned revenue	3,595	2,250
Security deposit	7,095	3,500
Current portion of mortgage payable
Total current liabilities	15,399	11,188
Long-term liabilities:
Mortgage payable	418,935	418,935
Total long-term liabilities	418,935	418,935
Total liabilities	434,334	430,123

Member's equity:
Member's capital	288,585	288,585
Accumulated deficit	(36,090)	(22,936)
Total member's equity	252,495	265,649
Total liabilities and member's equity	$686,829	$695,772

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Rental income	$21,000	$20,150

Operating expenses:
Property taxes	6,477	1,840
Utilities	174	338
General and administrative	536	574
Advertising and marketing	-	1,675
Repair and maintenance	968	174
Property management fees	1,784	1,612
Depreciation	7,533	7,533
Total operating expenses	17,472	13,746
Income from Operations	3,528	6,404

Other expense, net
Interest expense	(8,085)	(7,750)
Total other expense, net	(8,085)	(7,750)
Net loss	$(4,557)	$(1,346)

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2022	$288,585	$(8,446)	$280,139
Distributions	-	(7,921)	(7,921)
Net Ioss	-	(1,346)	(1,346)
Balance as of June 30, 2023	$288,585	$(17,713)	$270,872

Balance as of December 31, 2023	$288,585	$(22,936)	$265,649
Distributions	-	(8,597)	(8,597)
Net loss	-	(4,557)	(4,557)
Balance as of June 30, 2024	$288,585	$(36,090)	$252,495

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(4,557)	$(1,346)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation	7,533	7,533
Changes in operating assets and liabilities:
Prepaid expenses	653	439
Accounts payable and accrued liabilities	2	130
Unearned revenue	1,345	3,750
Net cash provided by operating activities	4,976	10,506
Cash flows from investing activities:
Security deposit	3,595	550
Net cash provided by investing activities	3,595	550
Cash flows from financing activities:
Net advances from (to) related party	1,602	(4,507)
Distributions	(8,597)	(7,921)
Loan principal payments
Net cash used in financing activities	(6,995)	(12,428)
Net change in cash and cash equivalents	1,576	(1,372)
Cash and cash equivalents at beginning of period	8,176	8,093
Cash and cash equivalents at end of period	$9,752	$6,721

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$8,085	$7,750
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

19-3 Buttonwood Street (which may be referred to as the “Property”, “we,” “us,” or “our”) is a property located in Boston, Massachusetts. The Property was purchased by 19-21 Buttonwood (DE) LLC (the ‘Parent”), which is registered as a limited liability company in Delaware on August 8, 2022. The Property is managed by Collab CA LLC (“Manager” or “Parent”) and is used for rental purposes.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series Buttonwood, a series of YSMD, LLC, for the purpose of owning the Property.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of 19-21 Buttonwood (DE) LLC using the historical results of operations and historical cost basis of the assets and liabilities of 19-21 Buttonwood (DE) LLC that comprise the Property. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under 19-21 Buttonwood’s management. Transactions and balances between the Property and 19-21 Buttonwood (DE) LLC are reflected as related party transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Property. In addition, certain costs related to the Property have been allocated from the Parent. These costs are allocated based on expenses incurred by the Parent that can be specifically attributable to the operations of the Property, such as insurance, management fees and repairs of the Property.

The Property utilizes Parent’s centralized processes and systems for cash management, purchasing and recordkeeping. As a result, the Property does not have a separate bank account and all funds are included in the Parent’s general corporate funds, which is allocated ratably to the Property. The net results of these cash transactions between the Property and Parent are reflected as member’s equity in the accompanying balance sheet. In addition, the member’s equity represents the Parent’s interest in the recorded net assets of the Property and represents the cumulative net investment by 19-21 Buttonwood (DE) LLC in the Property through the dates presented, inclusive of cumulative operating results.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Property been an entity that operated independently of 19-21 Buttonwood (DE) LLC. Consequently, future results of operations should the Property be separated from the Parent will include costs and expenses that may be materially different than the Property’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Property’s future results of operations, financial position, and cash flows.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2024 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2024 and 2023 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Property's financial position as of June 30, 2024 and the results of its operations and its cash flows for the six-month periods ended June 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2024 and 2023 are also unaudited. The results for the six-month periods ended June 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Property’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Property bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentration of Credit Risk

The Property maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Property may maintain balances in excess of the federally insured limits. The Property has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Property, by policy, routinely assesses the financial strength of its customer. As a result, the management believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Real Estate Assets

Real Estate Assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Property reviews the carrying value of real estate assets for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2024 and 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Property’s assets and liabilities approximate their fair values.

Revenue Recognition

The Property adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Property determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Property level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Property expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2024 and December 31, 2023 consists of the following:

	June 30,	December 31,
	2024	2023
Building and building improvement	$413,700	$413,700
Furniture and fixture	113	113
Land	289,270	289,270
	703,083	703,083
Accumulated depreciation	(28,873)	(21,340)
Total real estate assets	$674,210	$681,743

Depreciation expenses totaled $7,533 and $7,533 for the six months ended June 30, 2024 and 2023, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2022, the Parent entered into a loan agreement with First Republic Bank for $2,400,000. The debt proceeds were used solely to finance the acquisition and development of the 19-21 Buttonwood real estate project. The term loan was collateralized by the 19-21 Buttonwood real estate project, carried an adjustable interest rate of 3.70% per annum, and matures in September 2052. The adjustable interest rate is the sum of the current index and the margin which sum is then rounded to the nearest 0.859%. The loan requires interest-only payments for the first 120 months.

Among this loan $2,400,000, $418,935 is allocated to the Property as mortgage payable. As of June 30, 2024 and December 31, 2023, accrued interest payable on this loan was $1,292 and $1,292, respectively. For the six months ended June 30, 2024 and 2023, interest expenses on the loans totaled $7,750 and $7,750, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2024	$418,935	$-	$418,935
2025	418,935	-	418,935
2026	418,935	-	418,935
2027	418,935	-	418,935
2028	418,935	-	418,935
Thereafter	$418,935	$418,935	$-

NOTE 5 – RELATED PARTY

The Property’s rental income is received by the Property’s manager, Collab CA LLC. As of June 30, 2024, the Property had related party payables of $2,510 to Collab CA LLC, $356 to Collab Living LLC, $167 to iReam US RE LLC and related party receivables of $1,885 from 33 Mine Street LLC and $833 from YSMD, LLC. As of December 31, 2023, the Property had related party payables of $3,597 to Collab CA LLC, $167 to iReam US RE LLC and related party receivables of $1,885 from 33 Mine Street LLC and $3,166 from YSMD, LLC.

The Property’s owner and parent, 19-21 Buttonwood (DE) LLC, purchased the Property for $702,970 and furniture and fixture for $113, based on allocation of the total property purchased by the Parent to the unit comprising the Property.

Management fees for the six months ended June 30, 2024 and 2023 amounted to $1,784 and $1,612, respectively. Leasing fees for the six months ended June 30, 2024 and 2023 amounted to $0 and $1,675, respectively.

Collab CA LLC, Collab Living LLC, iReam US RE LLC, 33 Mine Street LLC and YSMD, LLC are related parties of the Property. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2024 and 2023, the Property was allocated distributions of $8,597 and $7,921, respectively, to the owner of 19-21 Buttonwood (DE) LLC. As of June 30, 2024 and December 31, 2023, the Property had $288,585 of contributed investment.

NOTE 7 – GOING CONCERN

The Property has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Property’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Property has an accumulated deficit of $36,090, has generated a net loss of $4,557 for the six months ended June 30, 2024, and has limited liquid assets to satisfy its obligations as they come due with a cash of $9,752 against current liabilities of $15,399 as of June 30, 2024. These factors, among others, raise substantial doubt about the Property’s ability to continue as a going concern. The Property’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Property has been primarily financed through the issuance of membership interests and loans. Management plans to advance additional funds from related parties. as needed, to fund any cash flow needs. No assurance can be given that the Property will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Property be unable to continue as going concern. The financial statements do not include any adjustments that might be necessary should the Property be unable to continue as going concern.

NOTE 8 – SUBSEQUENT EVENTS

Securities Being Offered

The Property is intended to be acquired by YSMD - Series Buttonwood, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through August 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

21-2 Buttonwood

Carve-Out of Certain Operations of 19-21 Buttonwood (DE) LLC

Unaudited Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023

21-2 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

BALANCE SHEETS

AS OF JUNE 30, 2024 (Unaudited) AND DECEMBER 31, 2023 (Audited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$9,181	$7,231
Prepaid expenses	149	802
Due from related parties	2,718	5,051
Total current assets	12,048	13,084
Real estate assets:
Appliance and equipment
Building and building improvement	378,640	378,640
Furniture and fixture	113	113
Land	264,760	264,760
Accumulated depreciation	(26,427)	(19,531)
Total real estate assets	617,086	623,982
Total assets	$629,134	$637,066

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$384	$383
Due to related parties	3,033	3,764
Interest payable	1,182	1,182
Unearned revenue	6,795	3,295
Security deposit	6,795	3,295
Current portion of mortgage payable
Total current liabilities	18,189	11,919
Long-term liabilities:
Mortgage payable	383,430	383,430
Total long-term liabilities	383,430	383,430
Total liabilities	401,619	395,349

Member's equity:
Member's capital	264,783	264,783
Accumulated deficit	(37,268)	(23,066)
Total member's equity	227,515	241,717
Total liabilities and member's equity	$629,134	$637,066

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Rental income	$19,770	$16,200

Operating expenses:
Property taxes	6,808	1,914
Utilities	181	351
General and administrative	536	574
Advertising and marketing	100	-
Repair and maintenance	968	174
Property management fees	1,685	1,296
Depreciation	6,896	6,896
Total operating expenses	17,174	11,205

Income from Operations	2,596	4,995

Other expense, net
Other income
Interest expense	(7,445)	(7,093)
Total other expense, net	(7,445)	(7,093)

Net loss	$(4,849)	$(2,098)

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2022	$264,783	$(9,466)	$255,317
Distributions	-	(4,376)	(4,376)
Net loss	-	(2,098)	(2,098)
Balance as of June 30, 2023	$264,783	$(15,940)	$248,843

Balance as of December 31, 2023	$264,783	$(23,066)	$241,717
Distributions	-	(9,353)	(9,353)
Net loss	-	(4,849)	(4,849)
Balance as of June 30, 2024	$264,783	$(37,268)	$227,515

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(4,849)	$(2,098)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation	6,896	6,896
Changes in operating assets and liabilities:
Accounts receivable	-	(225)
Prepaid expenses	653	439
Accounts payable and accrued liabilities	1	129
Unearned revenue	3,500	2,700
Net cash provided by operating activities	6,201	7,841
Cash flows from investing activities:
Security deposit	3,500	-
Net cash provided by investing activities	3,500	-
Cash flows from financing activities:
Net advances from (to) related party	1,602	(4,507)
Distributions	(9,353)	(4,376)
Net cash used in financing activities	(7,751)	(8,883)
Net change in cash and cash equivalents	1,950	(1,042)
Cash and cash equivalents at beginning of period	7,231	6,446
Cash and cash equivalents at end of period	$9,181	$5,404

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$7,445	$7,093
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

21-2 Buttonwood Street (which may be referred to as the “Property”, “we,” “us,” or “our”) is a property located in Boston, Massachusetts. The Property was purchased by 19-21 Buttonwood (DE) LLC (the ‘Parent”), which is registered as a limited liability company in Delaware on August 8, 2022. The Property is managed by Collab CA LLC (“Manager” or “Parent”) and is used for rental purposes.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series Buttonwood, a series of YSMD, LLC, for the purpose of owning the Property.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of 19-21 Buttonwood (DE) LLC using the historical results of operations and historical cost basis of the assets and liabilities of 19-21 Buttonwood (DE) LLC that comprise the Property. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under 19-21 Buttonwood’s management. Transactions and balances between the Property and 19-21 Buttonwood (DE) LLC are reflected as related party transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Property. In addition, certain costs related to the Property have been allocated from the Parent. These costs are allocated based on expenses incurred by the Parent that can be specifically attributable to the operations of the Property, such as insurance, management fees and repairs of the Property.

The Property utilizes Parent’s centralized processes and systems for cash management, purchasing and recordkeeping. As a result, the Property does not have a separate bank account and all funds are included in the Parent’s general corporate funds, which is allocated ratably to the Property. The net results of these cash transactions between the Property and Parent are reflected as member’s equity in the accompanying balance sheet. In addition, the member’s equity represents the Parent’s interest in the recorded net assets of the Property and represents the cumulative net investment by 19-21 Buttonwood (DE) LLC in the Property through the dates presented, inclusive of cumulative operating results.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Property been an entity that operated independently of 19-21 Buttonwood (DE) LLC. Consequently, future results of operations should the Property be separated from the Parent will include costs and expenses that may be materially different than the Property’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Property’s future results of operations, financial position, and cash flows.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2024 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2024 and 2023 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Property's financial position as of June 30, 2024 and the results of its operations and its cash flows for the six-month periods ended June 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2024 and 2023 are also unaudited. The results for the six-month periods ended June 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Property’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Property bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentration of Credit Risk

The Property maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Property may maintain balances in excess of the federally insured limits. The Property has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Property, by policy, routinely assesses the financial strength of its customer. As a result, the management believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Real Estate Assets

Real Estate Assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Property reviews the carrying value of real estate assets for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2024 and 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Property’s assets and liabilities approximate their fair values.

Revenue Recognition

The Property adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Property determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Property level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Property expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2024 and December 31, 2023 consists of the following:

	June 30,	December 31,
	2024	2023
Building and building improvement	$378,640	$378,640
Furniture and fixture	113	113
Land	264,760	264,760
	643,513	643,513
Accumulated depreciation	(26,427)	(19,531)
Total real estate assets	$617,086	$623,982

Depreciation expenses totaled $6,896 and $6,896 for the six months ended June 30, 2024 and 2023, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2022, the Parent entered into a loan agreement with First Republic Bank for $2,400,000. The debt proceeds were used solely to finance the acquisition and development of the 19-21 Buttonwood real estate project. The term loan was collateralized by the 19-21 Buttonwood real estate project, carried an adjustable interest rate of 3.70% per annum, and matures in September 2052. The adjustable interest rate is the sum of the current index and the margin which sum is then rounded to the nearest 0.859%. The loan requires interest-only payments for the first 120 months.

Among this loan $2,400,000, $383,430 is allocated to the Property as mortgage payable. As of June 30, 2024 and December 31, 2023, accrued interest payable on this loan was $1,182 and $1,182, respectively. For the six months ended June 30, 2024 and 2023, interest expenses on the loans totaled $7,093 and $7,093, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2024	$383,430	$-	$383,430
2025	383,430	-	383,430
2026	383,430	-	383,430
2027	383,430	-	383,430
2028	383,430	-	383,430
Thereafter	$383,430	$383,430	$-

NOTE 5 – RELATED PARTY

The Property’s rental income is received by the Property’s manager, Collab CA LLC. As of June 30, 2024, the Property had related party payables of $2,510 to Collab CA LLC, $356 to Collab Living LLC, $167 to iReam US RE LLC and related party receivables of $1,885 from 33 Mine Street LLC and $833 from YSMD, LLC. As of December 31, 2023, the Property had related party payables of $3,597 to Collab CA LLC, $167 to iReam US RE LLC and related party receivables of $1,885 from 33 Mine Street LLC and $3,166 from YSMD, LLC.

The Property’s owner and parent, 19-21 Buttonwood (DE) LLC, purchased the Property for $643,400 and furniture and fixture for $113, based on allocation of the total property purchased by the Parent to the unit comprising the Property.

Management fees for the six months ended June 30, 2024 and 2023 amounted to $1,685 and $1,296, respectively.

Collab CA LLC, Collab Living LLC, iReam US RE LLC, 33 Mine Street LLC and YSMD, LLC are related parties of the Property. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2024 and 2023, the Property was allocated distributions of $9,353 and $4,376, respectively, to the owner of 19-21 Buttonwood (DE) LLC. As of June 30, 2024 and December 31, 2023, the Property had $264,783 of contributed investment.

NOTE 7 – GOING CONCERN

The Property has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Property’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Property has an accumulated deficit of $37,268, has generated a net loss of $4,849 for the six months ended June 30, 2024, and has limited liquid assets to satisfy its obligations as they come due with a cash of $9,181 against current liabilities of $18,189 as of June 30, 2024. These factors, among others, raise substantial doubt about the Property’s ability to continue as a going concern. The Property’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Property has been primarily financed through the issuance of membership interests and loans. Management plans to advance additional funds from related parties. as needed, to fund any cash flow needs. No assurance can be given that the Property will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Property be unable to continue as going concern. The financial statements do not include any adjustments that might be necessary should the Property be unable to continue as going concern.

NOTE 8 – SUBSEQUENT EVENTS

Securities Being Offered

The Property is intended to be acquired by YSMD - Series Buttonwood, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through August 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

33 Mine Street LLC

Unaudited Financial Statements

As of June 30, 2024 and December 31, 2023 and for the Six Months Ended June 30, 2024 and 2023

33 Mine Street LLC

BALANCE SHEETS

AS OF JUNE 30, 2024 (Unaudited) AND DECEMBER 31, 2023 (Audited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$28,621	$18,312
Accounts receivable	3,695	10,073
Prepaid expenses	192	-
Due from related parties	14,000	5,652
Total current assets	46,508	34,037
Real estate assets:
Appliance and equipment	2,514	2,514
Building and building improvement	790,167	788,977
Land	479,098	479,098
Accumulated depreciation	(73,655)	(58,242)
Total real estate assets	1,198,124	1,212,347
Total assets	$1,244,632	$1,246,384

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,687	$5,974
Due to related parties	43,369	19,683
Unearned revenue	3,142	2,191
Security deposit	15,636	-
Current portion of mortgage payable	23,524	23,073
Total current liabilities	87,358	50,921
Long-term liabilities:
Mortgage payable	832,083	843,955
Total long-term liabilities	832,083	843,955
Total liabilities	919,441	894,876

Member's equity:
Member's capital	1,281,213	1,275,741
Accumulated deficit	(956,022)	(924,233)
Total member's equity	325,191	351,508
Total liabilities and member's equity	$1,244,632	$1,246,384

See accompanying notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Rental income	$53,168	$69,063

Operating expenses:
Property taxes	11,952	12,056
Utilities	3,705	5,315
General and administrative	2,094	14,855
Advertising and marketing	6,216	5,863
Repair and maintenance	8,542	6,387
Property management fees	7,694	5,617
Depreciation	15,413	13,877
Total operating expenses	55,616	63,970

Income from Operations	(2,448)	5,093

Other income (expense), net
Other income	12,370	1,164
Interest expense	(16,711)	(17,140)
Total other expense, net	(4,341)	(15,976)

Net loss	$(6,789)	$(10,883)

See accompanying notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2022	$1,231,443	$(871,840)	$359,603
Capital contributions	3,915	-	3,915
Net loss	-	(10,883)	(10,883)
Balance as of June 30, 2023	$1,235,358	$(882,723)	$352,635

Balance as of December 31, 2023	$1,275,741	$(924,233)	$351,508
Capital contributions	5,472	-	5,472
Distributions	-	(25,000)	(25,000)
Net loss	-	(6,789)	(6,789)
Balance as of June 30, 2024	$1,281,213	$(956,022)	$325,191

See notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(6,789)	$(10,883)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation	15,413	13,877
Changes in operating assets and liabilities:
Accounts receivable	6,378	(1,065)
Prepaid expenses	(192)	(816)
Accounts payable and accrued liabilities	(4,287)	759
Unearned revenue	951	(2,736)
Net cash provided by operating activities	11,474	(864)
Cash flows from investing activities:
Building and building improvement	(1,190)	-
Security deposit	15,636	1,054
Net cash provided by investing activities	14,446	1,054
Cash flows from financing activities:
Net advances from related party	15,338	14,218
Capital contributions	5,472	3,915
Distributions	(25,000)	-
Loan principal payments	(11,421)	(10,991)
Net cash used in financing activities	(15,611)	7,142
Net change in cash and cash equivalents	10,309	7,332
Cash and cash equivalents at beginning of period	18,312	33,587
Cash and cash equivalents at end of period	$28,621	$40,919

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$16,711	$17,140
Cash paid for income taxes	$-	$-

See notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

33 Mine Street LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in New Jersey on October 27, 2021. The Company was formed to own 33 Mine Street, a 9-bedroom student housing property located in New Brunswick, NJ. The Company is managed by its members, the SDZ-1-2022 Trust, the SDZ-2-2022 Trust, and YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series 33 Mine, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2024 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2024 and 2023 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2024 and the results of its operations and its cash flows for the six-month periods ended June 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2024 and 2023 are also unaudited. The results for the six-month periods ended June 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024 and December 31, 2023, the Company had $28,621 and $18,312 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2024, the Company had $10,142 in accounts receivable, offset by 6,447 in allowance for doubtful accounts. As of December 31, 2023, the Company had $16,520 in accounts receivable, offset by $6,447 in allowance for doubtful accounts.

Real Estate Assets

Property and equipment exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for leasehold improvements, and 27.5 years for the building.

The Company reviews the carrying value of property and equipment for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2024 and 2023.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded as unearned revenues on the balance sheet.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2024 and December 31, 2023 consists of the following:

	June 30,	December 31,
	2024	2023
Appliance and equipment	$2,514	$2,514
Building and building improvement	790,167	788,977
Land	479,098	479,098
	1,271,779	1,270,589
Accumulated depreciation	(73,655)	(58,242)
Total real estate assets	$1,198,124	$1,212,347

Depreciation expenses totaled $15,413 and $13,877 for the six months ended June 30, 2024 and 2023, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOAN

In 2022, the Company entered into a loan agreement (the “Mortgage”) with Columbia Bank for $900,000. The debt proceeds were used solely to refinance the 33 Mine Street property and distribute the proceeds to its members. The term loan is collateralized by the 33 Mine Street real estate project, is guaranteed by a related party of the Company, carries an adjustable interest rate of 3.875% per annum, and provides that the Company and its guarantors shall maintain with the bank with a combined average daily balance not less than $30,000. The loan matures in June 2032. The adjustable interest rate shall be adjusted in year 6 at a margin of 2.5% over the current index and the margin which the sum is then rounded to the nearest 0.125%. The loan shall be due and payable in 120 monthly installments of principal and interest paid on a 25-year amortization schedule. As of June 30, 2024 and December 31, 2023, the outstanding loan balance was $855,607 and $867,028, respectively. For the years ended June 30, 2024 and 2023, interest expense on the loans totaled $16,711 and $17,140, respectively.

In addition to the loan agreement entered, the Company also entered into an absolute assignment of leases and rents (the “Absolute Assignment”) with Columbia Bank in which Columbia Bank, as the Assignee, is vested with full power to collect the rents and other amounts assigned if there is occurrence of any events of default by the Company in the payment of any indebtedness contained in the mortgage loan. For the six months ended June 30, 2024 and the year ended December 31, 2023, there were no events of default by the Company.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2024	$855,607	$11,652	$843,955
2025	843,955	23,984	819,971
2026	819,971	24,930	795,041
2027	795,041	25,913	769,128
2028	769,128	26,935	742,193
Thereafter	$742,193	$742,193	$-

NOTE 5 – RELATED PARTY

In January 2022, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 8 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company. The Agent is also entitled to a renovation management fee of 5.5% of the costs of renovation and a disposition fee of 2% of property sales proceeds.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated December 2020, with Collab CA, LLC (“Agent”), whereas consideration the Company pays property management fees of 8% of Gross Revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the Asset is sold, paid within five (5) days after the sale is closed.

Management fees for the six months ended June 30, 2024 and 2023 amounted to $6,474 and $5,617, respectively. Renovation management fees for the six months ended June 30, 2024 and 2023 amounted to $65 and $0, respectively. Leasing fees for the six months ended June 30, 2024 and 2023 amounted to $0 and $5,259, respectively.

As of June 30, 2024, the Company had a related party receivable of $14,000 from YSMD, LLC and related party payables of $5,013 to Collab CA LLC, $25,348 to 2521 Regent Street LLC and $11,307 to 19-21 Buttonwood (DE) LLC. As of December 31, 2023, the Company had a related party receivable of $5,652 from 2521 Regent Street LLC, and related party payables of $8,375 to Collab CA LLC and $11,307 to 19-21 Buttonwood (DE) LLC.

NOTE 6 – MEMBERS’ EQUITY

The Company distributed $25,000 during the six months ended June 30, 2024 and $0 during the six months ended June 30, 2023 to its member. As of June 30, 2024 and December 31, 2023, the Company had $1,281,213 and $1,275,741of contributed investment, respectively, from one of its members.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2024.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $956,022, has generated a net loss of $6,789 for the six months ended June 30, 2024, and has limited liquid assets to satisfy its obligations as they come due with cash of $28,621 against current liabilities of $87,358 as of June 30, 2024. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through members’ contributions and loans. No assurance can be given that the Company will be successful in these efforts. Management plans to advance additional funds from related parties. as needed, to fund any cash flow needs.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series 33 Mine, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through August 29, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Exhibits

No.	Exhibit Description

2.1	Certificate of Formation of YSMD, LLC *

2.2	Operating Agreement of YSMD, LLC*

3.1	Series Designation of YSMD Series A, a series of YSMD, LLC*

3.2	Form of Series Designation of YSMD Series 2340 Hilgard LLC*

3.3	Form of Series Designation of YSMD Series Buttonwood 19-3 LLC*

4.1	Form of subscription agreement of YSMD, Series A, a series of YSMD, LLC*

4.2	Form of subscription agreement of YSMD Series 2340 Hilgard LLC*

4.3	Form of subscription agreement of YSMD Series Buttonwood 19-3 LLC*

6.1	Broker Dealer Agreement, dated November 8, 2021, between YSMD LLC and Dalmore Group, LLC*

6.2	Form of Purchase and Sale Agreement dated [*], 2022, between YSMC, LLC and YSMD Series A, a series of YSMD, LLC *

6.3	Form of Purchase and Sale Agreement dated [*], 2023, between YSMC, LLC and YSMD Series 2340 Hilgard LLC*

6.4	Form of Purchase and Sale Agreement dated [*], 2023, between SDZ-US-1_2020 Irrevocable Trust and YSMD Series Buttonwood 19-3 LLC*

6.5	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC*

6.6	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series 2340 Hilgard LLC*

6.7	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series Buttonwood Street 19-3 LLC*

6.8	Software and Services License Agreement dated August 2, 2022 by and between North Capital Investment Technology, Inc. and YSMD, LLC*

8.1	Escrow Agreement dated October 19, 2020, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC*

8.2	Form of Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series 2340 Hilgard LLC and Series Buttonwood 19-3 LLC*

*   Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on September 30, 2024.

YSMD, LLC

a Delaware limited liability company

By	Collab (USA) Capital LLC, a limited liability corporation
Its: Managing Member

By: iREAM Technology Co., Ltd.,, a BVI business company,
Its sole member

	By:	/s/ Qian Wang
	Name:	Qian Wang
	Title:	Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Collab (USA) Capital LLC, a Delaware limited liability company

By:	/s/ Qian Wang
Name:	Qian Wang
Title:	Chief Executive Officer, Principal Executive Office, of Collab (USA) Capital LLC.

Date:	September 30, 2024

By:	/s/ Jin Kuang
Name:	Jin Kuang
Title:	Chief Financial Officer and Principal Accounting Officer of Collab (USA) Capital LLC.

Date:	September 30, 2024